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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               BRC HOLDINGS, INC.
                           (Name of Subject Company)
                            ------------------------

                          ACS ACQUISITION CORPORATION
                       AFFILIATED COMPUTER SERVICES, INC.
                                   (Bidders)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                            ------------------------

                                  227174-10-9
                     (CUSIP Number of Class of Securities)

                                 DAVID W. BLACK
                          ACS ACQUISITION CORPORATION
                               2828 NORTH HASKELL
                              DALLAS, TEXAS 75204
                                 (214) 841-6152

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                           DAVID G. LUTHER, JR., ESQ.
                             HUGHES & LUCE, L.L.P.
                                1717 MAIN STREET
                                   SUITE 2800
                              DALLAS, TEXAS 75201
                                 (214) 939-5500
                            ------------------------

                           CALCULATION OF FILING FEE:

                TRANSACTION VALUATION(1)                                  AMOUNT OF FILING FEE(2)
                    $165,380,522.00                                              $33,076.11

(1) Calculated by multiplying $19.00, the per share tender offer price, by 8,704,238 shares of Common Stock.

(2) 1/50 of 1% of Transaction Value.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    None.            Filing Party:  N/A
Form or Registration No.:  N/A              Date Filed:    N/A

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                               Page 1 of 8 Pages

                                     14D-1
CUSIP No. 227174-10-9                                          Page 2 of 8 Pages

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1   NAME OF REPORTING PERSONS:  ACS ACQUISITION CORPORATION
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  75-2786693

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
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3   SEC USE ONLY

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4   SOURCES OF FUNDS

    AF and SC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)
    or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION:

    DELAWARE
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7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    NOT APPLICABLE
--------------------------------------------------------------------------------

8   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
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9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

    NOT APPLICABLE
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON:

    CO
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
                                     14D-1
CUSIP NO. 227174-10-9                                          Page 3 of 8 Pages

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1   NAME OF REPORTING PERSONS:  AFFILIATED COMPUTER SERVICES, INC.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 51-0310342

--------------------------------------------------------------------------------

    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCES OF FUNDS

    BK, WC and SC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e)
    or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION:

    DELAWARE
--------------------------------------------------------------------------------

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    NOT APPLICABLE
--------------------------------------------------------------------------------

8   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

    NOT APPLICABLE
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON:

    HC
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
                                                               Page 4 of 8 Pages

    This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to a tender offer by ACS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation ("Parent"), to purchase 8,704,238 shares of common stock, par value $.10 per share of BRC Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $19.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are filed as Exhibits 1 and 2 hereto, respectively, and which are incorporated herein by reference. The outstanding shares of the Company's common stock, par value $.10 per share, are referred to herein collectively as "Shares" and individually as "Share."

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is BRC Holdings, Inc., which has its principal executive offices at 1111 West Mockingbird Lane, Suite 1400, Dallas, Texas 75247.

    (b) This Statement relates to the offer by the Purchaser to purchase 8,704,238 Shares (approximately 51% of the outstanding Shares on a fully diluted basis), at a price of $19.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the Offer). Information concerning the number of outstanding Shares is set forth in Introduction of the Offer to Purchase and is incorporated herein by reference.

    (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares in such principal market for each quarterly period during the past two years is set forth in Section 6 (Price Range of the Shares; Dividends on the Shares) of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is being filed by the Purchaser and Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 (Certain Information Concerning the Purchaser and Parent) of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I of the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) The information set forth in Section 9 (Certain Information Concerning the Purchaser and Parent) and Section 15 (Certain Legal Matters; Regulatory Approvals) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the Introduction and Section 11 (Contacts with the Company; Background of the Offer), Section 12 (The Merger Agreement and The Stock Tender Agreement) and Section 9 (Certain Information Concerning the Purchaser and Parent) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in the Introduction and Section 10 (Source and Amount of Funds) of the Offer to Purchase is incorporated herein by reference.

                                                               Page 5 of 8 Pages

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in Section 12 (Purpose of the Offer; The Merger Agreement and The Stock Tender Agreement) of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 7 (Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the Introduction, Section 9 (Certain Information Concerning the Purchaser and Parent) and Section 12 (Purpose of the Offer; The Merger Agreement and The Stock Tender Agreement) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in Introduction and in Section 9 (Certain Information Concerning the Purchaser and Parent), Section 11 (Contacts with the Company; Background of the Offer) and Section 12 (Purpose of the Offer; The Merger Agreement and The Stock Tender Agreement) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and in Section 16 (Fees and Expenses) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 (Certain Information Concerning the Purchaser and Parent) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

    (a) The information set forth in Section 12 (Purpose of the Offer; The Merger Agreement and The Stock Tender Agreement) of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in Section 15 (Certain Legal Matters and Regulatory Approvals) of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 (Effect of the Offer on the Market for the Shares; Stock Exchange Listing and Registration Under the Exchange Act) and Section 15 (Certain Legal Matters and Regulatory Approvals) of the Offer to Purchase is incorporated herein by reference.

    (e)  None.

    (f) The information set forth in the Offer to Purchase (Exhibit 1 hereto), the Letter of Transmittal (Exhibit 2 hereto), the Agreement and Plan of Merger dated as of October 19, 1998 among the Purchaser, Parent and the Company (Exhibit (c)(1) hereto), the Stock Tender Agreement dated as of October 19, 1998 among Parent, and the Purchaser, on one side, and Kathryn A. Esping, individually and as Independent Executor of the Estate of P.E. Esping, and as Director of the Esping Family Foundation, and Paul Stoffel, on the other side (Exhibit 11 hereto), and the Confidential Disclosure Agreement dated as of June 15, 1998 between Parent and the Company (Exhibit 12 hereto) is incorporated herein by reference.

                                                               Page 6 of 8 Pages

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)        Exhibit 1  Offer to Purchase.
           Exhibit 2  Letter of Transmittal.
           Exhibit 3  Notice of Guaranteed Delivery.
           Exhibit 4  Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
           Exhibit 5  Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and
                        Other Nominees.
           Exhibit 6  Guidelines for Certification of Taxpayer Identification Number on
                        Substitute Form W-9.
           Exhibit 7  Form of Summary Advertisement, dated October 23, 1998.
           Exhibit 8  Text of Press Release, dated October 19, 1998, issued by Parent.
           Exhibit 9  Text of Press Release, dated October 19, 1998, issued by the Company.

(c)        Exhibit    Agreement and Plan of Merger, dated as of October 19, 1998, among the
           10           Purchaser, Parent and the Company. (Schedules to the Merger Agreement
                        have been omitted from this filing. The content of such Schedules are apparent from the references to them in the Merger Agreement, and Parent and Purchaser commit to provide copies of the Schedules to the Securities and Exchange Commission upon request.)
           Exhibit    Stock Tender Agreement, dated as of October 19, 1998, among Parent, the
           11           Purchaser, Kathryn A. Esping, individually and as Independent Executor of the Estate of P. E. Esping and as Director of the Esping Family
                        Foundation, and Paul Stoffel.
           Exhibit    Confidential Disclosure Agreement, dated as of June 15, 1998, between
           12           Parent and the Company.

(d)                   Not applicable.

(e)                   Not applicable.

(f)                   Not applicable.

                                                               Page 7 of 8 Pages

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 1998

                                ACS ACQUISITION CORPORATION

                                By:                /s/ MARK A. KING
                                      ------------------------------------------
                                                     Mark A. King
                                                    VICE PRESIDENT

                                AFFILIATED COMPUTER SERVICES, INC.

                                By:                /s/ MARK A. KING
                                      ------------------------------------------
                                                     Mark A. King
                                             EXECUTIVE VICE PRESIDENT AND
                                               CHIEF FINANCIAL OFFICER

                                                               Page 8 of 8 Pages

 EXHIBIT
 NUMBER                                                      ITEM
---------  --------------------------------------------------------------------------------------------------------

 1         Offer to Purchase.

 2         Letter of Transmittal.

 3         Notice of Guaranteed Delivery.

 4         Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

 5         Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

 6         Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 7         Form of Summary Advertisement, dated October 23, 1998.

 8         Text of Press Release, dated October 19, 1998, issued by Parent.

 9         Text of Press Release, dated October 19, 1998, issued by the Company.

10         Agreement and Plan of Merger, dated as of October 19, 1998, among the Purchaser, Parent and the Company.

11         Stock Tender Agreement, dated as of October 19, 1998, among Parent, the Purchaser, Kathryn A. Esping, individually and as Independent Executor of the Estate of P. E. Esping and as Director of the Esping
             Family Foundation, and Paul Stoffel.

12         Confidential Disclosure Agreement, dated as of June 15, 1998, between Parent and the Company.